UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                                Ucellit.com Inc.
        (Exact name of registrant as specified in its corporate charter)

                                    000-32091
                               Commission File No.

               Washington                         91-2022701
        State of Incorporation         (IRS Employer Identification No.)

                                  2445 West 16
                   Vancouver, British Columbia, Canada V6K 3B9
                    (Address of principal executive offices)

                                 (604) 685-4321
               (Registrant's telephone number, including are code)

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                 Approximate Date of Mailing:  February 2, 2004

Dear  Shareholder:

     This notification is furnished by to you by the Board of Directors (the "Board") of Ucellit.com Inc., a Washington corporation (the "Company") to comply with and pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the board of directors pursuant to the purchase of a majority of our shares by the new control person who is Brian Gruson, the new control person's proposed succession as our director and the current director's, Mark Epstein's, resignation upon the consummation as the succession of the new control person as a director.

     This Information Statement is being furnished to all holders of record at the close of business on January 26, 2004 of the Company's common stock, par value $0.0001 per share ("Common Stock"). This notification was prepared by the Company, except that information in the sections entitled "Proposed Executive Officers And Directors After the Resignation of Mark Epstein" and "Change in Control" was furnished to the Company by the new director. The new director assumes no responsibility for the accuracy or completeness of the information prepared by the Company.

     Please read this notification carefully. It describes the circumstances of the change of control and the succession of the proposed new director, and contains certain biographical and other information concerning the proposed new director of the Company. Additional information about Mr. Gruson's acquisition of a majority of our common stock is contained in our Form 8-K dated December 29, 2003 which was filed with the United States Securities and Exchange Commission (the "Commission") on January 13, 2004. The Form 8-K and its accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/index.htm.

     NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

CHANGE  IN  CONTROL  OF  REGISTRANT

     On December 29, 2003, Brian Gruson purchased 1,500,000 shares of our common stock from Michael Kirsh. The consideration that Mr. Gruson paid to Mr. Kirsh was $10.00 in Canadian dollars. As a result of this transaction, Mr. Kirsh does not own any shares of our common stock. Also as a result of this transaction, Mr. Gruson now own an aggregate of 1,769,000 shares of our common stock, representing 78% of our common stock, which includes the 1,500,000 Mr. Gruson acquired from Mr. Kirsh and 269,000 shares that Mr. Gruson previously acquired from us. All of these shares are restricted shares and have not been registered. We consider Mr. Gruson to be our control person.

     As a result of Mr. Gruson acquiring control of us, our current Director, CEO and CFO, Mark Epstein, has notified us that he is resigning as our director and officer effective upon our compliance with Rule 14f-1. Our Board of Directors which currently consist only of Mr. Epstein, has appoint Mr. Gruson as our CEO, CFO, President and Secretary effective immediately. Our Board appointed Mr. Gruson as Director effective upon out compliance with Rule 14f-1. As a result of these acts and upon our compliance with Rule 14f-1, our sole Director will be Mr. Gruson, who is also currently our CEO, CFO, President and Secretary.

     Our compliance with Rule 14f-1 will be completed ten days after we have filed this Form 14f-1 with the SEC and mailed it to all share holders of record as of January 26, 2004.

     The following table sets forth certain information concerning the number of shares of common stock owned beneficially as of January 26, 2004 by: (I) each person (including any group) known by us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and officers and control persons, and (iii) our officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. As of January 26, 2004, we had a total of 2,250,000 shares of common stock outstanding.

PROPOSED CHANGE OF DIRECTORS

     Mark Epstein, currently the sole director of the Company, intends to resign as a member of the Board of Directors, effective upon the appointment of new members of the Board of Directors, Brian Gruson, (the " Proposed New Director"). Mr. Epstein will not resign, and the Proposed New Director will not begin their terms, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company ("Common Stock") of mailing of this Information Statement to the holders of Common Stock of the Company ("Common Stock") of record on January 26, 2004.

     The Proposed New Director, Mr. Gruson, will begin his term after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company ("Common Stock") of record on January 26, 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

--------------------------------------------------------------------------
Name                                 Shares     Class          Percentage
and Address                          Owned      of Securities  of Class

--------------------------------------------------------------------------

Brian Gruson (1)                     1,769,000  Common Stock           78%
76 Dale Avenue
Toronto, Ontario
Canada M4W 1K9

Mark Epstein (2)                           -0-  Common Stock            0%
2445 West 16
Vancouver, BC Canada V6K 3B9

All current executive officers (2)
And directors as                           -0-  Common Stock            0%
a group (1 Individual)

All proposed executive officers (1)  1,769,000  Common Stock           78%
and directors as
a group (1 Individual)

__________________________
(1) Mr. Gruson is our proposed new director
(2) Mr. Epstein will resign upon our compliance with Rule 14f-1.

     We believe that all persons have full voting and investment power with respect to the shares indicated. We are not aware of any arrangements that may result in a change in control, other than as described herein.

VOTING  SECURITIES  OF  THE  COMPANY

     As of January 26, 2004, we had 2,250,000 shares of Common Stock issued and outstanding. Common Stock is the Company's only class of securities that is entitled to vote for directors at a shareholders meeting, if one were to be held, and each share of Common Stock entitles its holder to one vote.

EXECUTIVE COMPENSATION

     No officer or director has received any remuneration from Ucellit.com. Although there is no current plan in existence, it is possible that Ucellit.com will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of Ucellit.com's business plan. Ucellit.com has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. Ucellit.com has no employment contract or compensatory plan or arrangement with any executive officer of Ucellit.com. The director currently does not receive any cash compensation from Ucellit.com for his service as a member of the board of directors. There is no compensation committee, and no compensation policies have been adopted. There are no stock option plans.

DIRECTORS AND EXECUTIVE OFFICERS

     The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company.

NAME          AGE  POSITION

--------------------------------------------------------------
Mark Epstein   41  Director
Brian Gruson   49  CEO, CFO, President and Secretary


     The following tables set forth information regarding the Company's proposed director.

NAME          AGE  POSITION

--------------------------------------------------------------

Brian Gruson   49  Director, CEO, CFO, President and Secretary

     Mark Epstein is a citizen of Canada.   In  October,  2000,  Mr. Epstein was
elected as the sole officer and director of Ucellit.com. Mr. Epstein is an attorney at law and he practices law in Canada. Since 1995, Mr. Epstein has been a partner in the law firm of Epstein, Wood in Vancouver, British Columbia. His practice focuses on corporate and commercial transactions and civil litigation.

     Brian Gruson is a citizen of Canada. Mr. Gruson was appointed as our CEO, CFO, President and Secretary in January 2004. Mr. Gruson has been an investment advisor working for Canadian securities firms since 1997. From 1997 until 1999, Mr. Gruson was an investment advisor with Rampart Securities. From 1999 until 2003, Mr. Gruson was an investment advisor with Yorktown Securities. From 2003 through the present, Mr. Gruson has been was an investment advisor with Desjardins Securities. Mr. Gruson has a B.A. degree from York University
(1976).

COMMITTEES

     The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

MEETINGS OF THE BOARD OF DIRECTORS

     The Board did not hold any meetings during the fiscal year ended December 31, 2003.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, Mr. Epstein has not filed Forms 3, 4 or 5.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None of the Company's directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction, in which the amount involved exceeds $60,000, since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

LEGAL PROCEEDINGS

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

                                      SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement on Schedule 14f-1 to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  January 26, 2004                  Ucellit.com Inc.
                                          (signed) ___________________________
                                          By: /s/ Mark Epstein
                                          Mark Epstein
                                          Director and President